TIP FUNDS
                      TURNER LARGE CAP GROWTH EQUITY FUND

Dear Shareholder:

     A Special Meeting of Shareholders of the Turner Large Cap Growth Equity Fund (the "Fund") of TIP Funds (the "Trust") has been scheduled for Tuesday, June 6, 2000. If you are a Shareholder of record as of the close of business on Wednesday, April 19, 2000, you are entitled to vote at the meeting and at any adjournment of the meeting.

     While you are, of course, welcome to join us at the meeting, most Shareholders will cast their votes by filling out and signing the enclosed Proxy Card. Whether or not you plan to attend the meeting, we need your vote. Please mark, sign, and date the enclosed Proxy Card and return it promptly in the enclosed, post-paid envelope so that the maximum number of shares may be voted. You can also vote over the telephone or the Internet by following the enclosed instructions.

     The attached Prospectus/Proxy Statement is designed to give you information relating to the proposal upon which you will be asked to vote. The Board of Trustees is recommending that you approve a reorganization of the Fund under which the Fund would be reorganized with and into the Mercury Select Growth Fund ("Mercury Fund"). Assuming approval by Shareholders of the Fund, each holder of shares of the Trust's Turner Large Cap Growth Equity Fund will receive a number of Class I shares of the Mercury Fund equal to the number of shares of the Trust's Turner Large Cap Growth Equity Fund owned by such holder at the time of the reorganization. As further explained in the accompanying Prospectus/Proxy Statement, the Board of Trustees has recommended approval of the reorganization. We encourage you to support the Trustees' recommendation to approve the proposal.

     Your vote is important to us. Please do not hesitate to call 1-800-224-6312 if you have any questions about the proposal under consideration. Thank you for taking the time to consider this important proposal and for your investment in the Fund.

                                          Sincerely,

                                          /s/ Stephen J. Kneeley
                                              ------------------
                                              Stephen J. Kneeley
                                              President